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Exhibit (a)(1)(D)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
OF UNITED THERAPEUTICS CORPORATION

TO:	Employees, Officers, Directors and Scientific Advisory Board Members with Eligible Stock Options
FROM:	Alyssa Friedrich, Vice President, Human Resources
SUBJECT:	Offer To Exchange Certain Stock Options For New Stock Options
DATE:	November 26, 2008

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION
BEFORE 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 26, 2008

        I am happy to announce that the Compensation Committee of our Board of Directors has approved a stock option exchange program in which you are eligible to participate. This exchange offer is an important opportunity for those of you who have stock options with an exercise price greater than $65.00 per share to exchange those stock options for new stock options with a lower exercise price. Only those stock options that were granted under our Amended and Restated Equity Incentive Plan will be eligible for exchange.

        As you know, the value of United Therapeutics' common stock has declined significantly in recent days. As a result, many of you hold stock options with exercise prices that are significantly higher than the current value of United Therapeutics' common stock. This voluntary stock option exchange offer permits certain employees, officers, directors and Scientific Advisory Board members to exchange their existing stock options for new stock options to be granted following the expiration of this exchange offer. These new stock options will have an exercise price equal to the closing price per share of our common stock on the date of the expiration of the exchange offer, which we expect to be December 26, 2008 (the "exchange date"). New stock options granted in exchange for vested stock options will be subject to a new one-year vesting schedule, i.e. they will vest and become exercisable on the one-year anniversary of the exchange date. If you exchange an existing stock option that was unvested on the exchange date, the corresponding new stock option you are granted will continue to vest pursuant to the same vesting schedule as the original stock option.

        This stock option exchange program is completely voluntary. You may keep your existing stock options at their current exercise price or you may tender your eligible stock options for cancellation in exchange for new options granted on the terms of the exchange offer. If you elect to participate in the exchange offer, and you are still employed by United Therapeutics on the exchange date, you will receive new stock options for the same number of shares as your existing stock options promptly after cancellation of the existing stock options.

        Stock options eligible for the exchange offer are unexercised stock options for the purchase of shares of United Therapeutics' common stock granted pursuant to our Amended and Restated Equity Incentive Plan, whether vested or unvested, with an exercise price per share greater than $65.00. No stock option will be deemed eligible for the exchange offer (and no such stock option will be exchanged pursuant to the exchange offer) if it has an exercise price at or below the closing price of United Therapeutics' common stock as reported on the NASDAQ Global Select Market on the exchange date. Stock options granted outside the United Therapeutics Amended and Restated Equity Incentive Plan are not eligible for the exchange offer.

        There are risks associated with the exchange offer, and we encourage you to carefully read the attached document entitled "Offer to Exchange Certain Outstanding Stock Options For New Stock Options" to fully understand the risks and benefits of the exchange offer. Also attached you will find an Election Form to be completed if you choose to participate in the exchange offer, and a Notice of Withdrawal to be completed if you subsequently decide to withdraw from the exchange offer prior to its expiration.

        If you would like to obtain paper copies of any of these documents, please contact Jami Etter at 240-821-1730 or jetter@unither.com.

        Securities laws require that we keep the exchange offer open for 20 business days, during which you can decide whether you wish to participate. If you wish to participate, the attached Election Form must be completed and returned to Alyssa Friedrich, Vice President, Human Resources, at United Therapeutics Corporation, 1110 Spring Street, Silver Spring, Maryland 20910 via hand delivery, mail or courier, to afriedrich@unither.com via email, or 301-608-2643 via facsimile, so that it is received by us prior to the expiration of the exchange offer (which we expect will occur at 5:00 p.m., New York City time, on December 26, 2008). We will not accept any Election Forms after 5:00 p.m. New York City time on the exchange date (unless we extend the exchange offer, in which case we will inform you of the extended expiration date).

        You may review your individual stock option information, including all of your stock option grants to date and the status of such grants as well as the grant prices, online at https://www-us.computershare.com/Employee/Login/SelectCompany.aspx?bhjs=1&fla=1. Instructions for logging on to the Computershare website are included below.

        In the event you need further assistance, you can confirm the number of Eligible Options that you have, their grant dates, remaining terms, exercise prices, vesting schedules and other information by contacting any member of the Human Resources Team by telephone, email or mailing a letter to 1110 Spring Street, Silver Spring, MD 20910, Attention: Human Resources, or by calling Computershare at 1-866-867-3125 or 732-512-3172.

        To view your stock option information on the Computershare website:

  •
  Log on to:
   https://www-us.computershare.com/Employee/Login/SelectCompany.aspx?bhjs=1&fla=1
  •
  Enter our company code: uthr
  •
  Enter your Login ID
  •
  Enter your PIN
  (if you have forgotten your PIN, you must call Computershare at 1-866-867-3125 or 732-512-3172 to have it reset)
  •
  Once you have logged in, your portfolio summary will be on the screen. To view each grant you will need to click on the word "details"

        If you have any other questions at all please contact any member of the Human Resources Team:

  Alyssa Friedrich at 240-821-1730 or afriedrich@unither.com
  Jami Etter at 240-821-1728 or jetter@unither.com
  Danielle Tilford at 240-821-1791 or dtilford@unither.com
  Claire Moore at 321-676-0010 ext 1040 or cmoore@unither.com
  Holly Aimone at 919-485-8350 ext 1215 or haimone@unither.com
  Gill Salmon 44 1483-207780 ext 1215 or gsalmon@unither.com

        We hope that the exchange offer will give our employees, officers, directors and Scientific Advisory Board members with underwater stock options the benefit of receiving new stock options that may have a greater long-term potential to increase in value and reward them for their ongoing commitment to the success of United Therapeutics.

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  Exhibit (a)(1)(D)